As filed with the Securities and Exchange Commission on December 9, 2008

Registration No. 333-155755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chesapeake Energy Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	1311	73-1395733
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000		Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary 6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)		(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

(713) 221-1327

(713) 221-2113 (fax)

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

A registration fee of $31,086 was previously paid on November 26, 2008 in connection with filing the original Registration Statement on Form S-4 (file no. 333-155755). Such registration fee was calculated on the basis of the 50,000,000 shares of common stock originally sought to be registered. The registrant is hereby amending its Registration Statement on Form S-4 to, among other things, reduce the number of shares sought to be registered to 25,000,000 shares. The registrant may apply the unused portion of such registration fee to a future filing in accordance with Rule 457(p).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor does it solicit an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 9, 2008

PROSPECTUS

25,000,000 Shares

Chesapeake Energy Corporation

Common Stock

This prospectus registers 25,000,000 shares of common stock that we may offer and issue in connection with the acquisition of assets (including mineral interests), businesses or securities of other companies that we or one of our subsidiaries may make from time to time. We may effect these acquisitions by purchase, merger or any other form of business combination at negotiated prices, and the number of shares issued in connection with these acquisitions will be determined through arm’s length negotiations. We expect that the number of shares offered and issued will be reasonably related to the prevailing market price of our common stock at the time an acquisition agreement is entered into or at or about the time the acquisition is consummated. We do not expect to receive any cash proceeds when we issue common stock offered by this prospectus.

We will pay all expenses of any offerings under this prospectus. We do not expect to pay any underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in connection with certain acquisitions. Any person receiving a finder’s fee or broker’s commission may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” The last reported sale price of our common stock on December 8, 2008 was $14.08 per share. Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Investing in our securities involves risks. For a discussion of certain of these risks, please read “Risk Factors” beginning on page 6 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December     , 2008

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

This prospectus incorporates by reference documents that we have filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and these documents include important business and financial information regarding Chesapeake. See “Where You Can Find More Information.” We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed as follows (please allow five business days):

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus but may not contain all information that may be important to you. This prospectus includes the terms of this offering, information about our business and financial data. We encourage you to read this prospectus and the documents incorporated herein in their entirety before making an investment decision. Unless otherwise provided, the information below gives effect to the closing of the joint venture transaction with StatoilHydro on November 24, 2008, which is described below under “—Marcellus Shale joint venture.”

Chesapeake Energy Corporation

We are the largest producer of natural gas in the United States. We own interests in approximately 40,500 producing natural gas and oil wells that are currently producing approximately 2.3 billion cubic feet equivalent, or bcfe, per day, 92% of which is natural gas. Our strategy is focused on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the United States.

Our most important operating area has historically been the Mid-Continent region of Oklahoma, Arkansas, southwestern Kansas and the Texas Panhandle. At September 30, 2008, 46% of our estimated proved natural gas and oil reserves were located in the Mid-Continent region. However, during the past five years, we have established a top-two position in the four major unconventional plays onshore in the U.S., including the Barnett Shale in the Fort Worth Basin in north-central Texas; the Haynesville Shale in the Ark-La-Tex area of East Texas and northern Louisiana; the Fayetteville Shale in the Arkoma Basin of Arkansas; and the Marcellus and Lower Huron Shales in the Appalachian Basin of Kentucky, West Virginia, Pennsylvania and New York. In addition, we are pursuing other unconventional plays in the Anadarko Basin of western Oklahoma, the Ardmore Basin of southern Oklahoma, the Arkoma Basin of eastern Oklahoma and the Permian and Delaware Basins of West Texas and eastern New Mexico.

During the nine months ended September 30, 2008, Chesapeake continued the industry’s most active drilling program and drilled 1,435 gross (1,193 net) operated wells and participated in another 1,439 gross (195 net) wells operated by other companies. The company’s drilling success rate was 99% for company-operated wells and 97% for non-operated wells. Also during the nine months ended September 30, 2008, we invested $3.852 billion in operated wells (using an average of 148 operated rigs) and $576 million in non-operated wells (using an average of 118 non-operated rigs) for total drilling, completing and equipping costs of $4.428 billion.

Chesapeake began 2008 with estimated proved reserves of 10.879 trillion cubic feet equivalent, or tcfe, and ended the third quarter of 2008 with 12.075 tcfe, an increase of 1.196 tcfe, or 11%. During the nine months ended September 30, 2008, we replaced 630 bcfe of production with an internally estimated 1.826 tcfe of new proved reserves, for a reserve replacement rate of 290%. Reserve replacement through the drillbit was 2.286 tcfe, or 363% of production, including 1.128 tcfe of positive performance revisions and 13 bcfe of positive revisions resulting from natural gas and oil price increases between December 31, 2007 and September 30, 2008. Reserve replacement through the acquisition of proved reserves was 165 bcfe. During the nine months ended September 30, 2008, we divested 638 bcfe of estimated proved reserves.

Since 2000, Chesapeake has invested $12.1 billion in new leasehold (net of divestitures) and 3-D seismic acquisitions and now owns the largest combined inventories of onshore leasehold (15.0 million net acres) and 3-D seismic (21.1 million acres) in the U.S. On this leasehold, the company has approximately 35,500 net drillsites representing more than a 10-year inventory of drilling projects.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

About This Prospectus and This Offering

This prospectus is part of a Registration Statement on Form S-4 that we have filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process we have registered 25,000,000 shares of our common stock, par value $0.01 per share, which we plan to offer and issue in connection with the acquisition of assets (including mineral interests), businesses or securities of other companies that we or one of our subsidiaries may make from time to time. We may effect these acquisitions by purchase, merger or any other form of business combination. We expect to determine the terms of these acquisitions through negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of common stock issued will be valued at prices reasonably related to the market price of our common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the acquisition is consummated. In addition to delivering shares of our common stock offered hereby, we may use additional forms of consideration in connection with these acquisitions. Such additional consideration may consist of any consideration permitted by applicable law, including, without limitation, the payment of cash, the issuance of a note or other form of indebtedness, the assumption of liabilities or any combination of these items.

We will pay all expenses of each offering. We do not expect to pay underwriting discounts or commissions, although we may pay finder’s fees with respect to specific acquisitions.

Under certain circumstances, it may be necessary for us to provide you with further information regarding acquisitions consummated using our common stock offered by this prospectus by means of a post-effective amendment to the Registration Statement of which this prospectus is a part or by a prospectus supplement once we know the specific terms of a specific acquisition. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, any such prospectus supplement and the documents incorporated herein by reference before purchasing the securities offered hereby.

The shares of common stock offered hereby will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be freely transferable under the Securities Act, except for shares of common stock issued to any person who is deemed to be an “affiliate” of Chesapeake.

Risk Factors

You should carefully consider all information in this prospectus and the documents incorporated by reference herein as set out in the section entitled “Where You Can Find More Information” beginning on page 21 of this prospectus. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus for a discussion of risks relating to an investment in our common stock.

Recent Developments

Capital resources update

Our exploration, development and acquisition activities require us to make substantial operating and capital expenditures. Through the middle of 2008, we increased our capital expenditure budget for 2008 and 2009 several times in response to higher leasehold acquisition costs and in order to accelerate leasehold acquisition and drilling in the Haynesville shale and other plays. However, in response to a decrease in natural gas prices since June 30, 2008, the current global economic outlook and concerns about a potential over supply of natural gas in the U.S. market, we have significantly reduced our planned capital expenditures during the second half of 2008 through year-end 2010 in order to bring our planned operating and capital expenditures within our anticipated internally generated cash flow.

Cash flow from operations is our primary source of liquidity used to fund operating expenses and capital expenditures. Cash provided by operating activities was $4.305 billion during the nine months ended September 30, 2008 compared to $3.389 billion during the nine months ended September 30, 2007. The $916 million increase during the first nine months of 2008 was primarily due to higher natural gas and oil prices and higher volumes of natural gas and oil production. Changes in market prices for natural gas and oil directly impact the level of our cash flow from operations. While a decline in natural gas or oil prices would affect the amount of cash flow that would be generated from operations, we currently have approximately 76% of our anticipated 2009 natural gas production hedged through swaps and collars at an average swap and floor price of $8.20 per thousand cubic feet, or mcf, including only 12% of our anticipated production hedged through swaps with knockout provisions, much of which is concentrated in the 2009 fourth quarter.

Our $3.5 billion revolving bank credit facility and our $460 million midstream revolving bank credit facility, discussed more fully below, provide us with additional liquidity. In response to the difficulties faced by several financial institutions, we borrowed the remaining capacity under our revolving bank credit facility at the end of the third quarter of 2008. As a result, we had borrowings of $3.474 billion and letters of credit of $14 million outstanding, and no additional borrowing capacity, under that facility as of December 5, 2008. At December 5, 2008, we had $197 million of borrowing capacity under our midstream revolving bank credit facility.

Although we believe we have developed an operating and capital budget for 2009 and 2010 that will allow us to fund our business with internally generated cash flow, our cash flow from operations, our revolving bank credit facility and cash on hand historically have not been sufficient to fund all of our expenditures. As a result, we have relied on capital markets financings and asset monetization transactions, such as sales of producing properties, undeveloped acreage and non-strategic assets, joint venture arrangements and volumetric production payment, or VPP, transactions to provide us with additional capital. Since March 31, 2008, these types of transactions have provided approximately $11.65 billion of new capital, and up to $4.575 billion of our future drilling and completion costs in the Haynesville, Fayetteville and Marcellus Shales will be funded by our joint venture partners. These transactions are summarized below:

•

From April through July of 2008, we issued 51.75 million shares of our common stock, $800 million of our 7.25% Senior Notes due 2018 and $1.380 billion of our 2.25% Contingent Convertible Senior Notes due 2038, resulting in aggregate net proceeds to us of $4.734 billion.

•

In May and August of 2008, we completed two separate VPP transactions involving approximately 187 bcfe of proved reserves and net production (at the time of sale) of 93 mmcfe per day from wells in Texas, Oklahoma and Kansas, resulting in aggregate net proceeds to us of $1.21 billion.

•

In July of 2008, we entered into a joint venture with Plains Exploration and Production Company to develop our Haynesville Shale leasehold in Northwest Louisiana and East Texas, under the terms of which (1) Plains acquired a 20% interest in our approximately 550,000 net acres of Haynesville Shale leasehold for $1.65 billion in cash, subject to customary post-closing adjustments, (2) Plains agreed to fund 50% of our 80% share of the costs associated with drilling and completing future Haynesville

Shale joint venture wells over a multi-year period, up to an additional $1.65 billion and (3) Plains will have the right to a 20% participation in any additional leasehold we acquire in the Haynesville Shale.

•

In August of 2008, we sold 90,000 net acres of leasehold and producing natural gas properties with net production (at the time of sale) of 50 mmcfe per day in the Arkoma Basin Woodford Shale play in Oklahoma to BP America Inc. for $1.7 billion in cash.

•

In September of 2008, we entered into a joint venture with BP America Inc. to develop our Fayetteville Shale leasehold in Arkansas, under the terms of which (1) BP acquired a 25% interest in our approximately 540,000 net acres of Fayetteville Shale leasehold for $1.1 billion in cash, (2) BP agreed to fund 100% of our 75% share of the costs associated with drilling and completing future Fayetteville Shale joint venture wells over a multi-year period, up to an additional $800 million and (3) BP will have the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale.

•

On November 24, 2008, we closed a joint venture transaction with StatoilHydro to develop our Marcellus Shale leasehold in Appalachia resulting in cash proceeds to us of $1.25 billion. This transaction is described below under “—Marcellus Shale joint venture.”

While we expect to be able to fund our 2009 and 2010 operating and capital expenditure requirements with internally generated cash flow, we expect to continue to engage in asset monetization transactions in order to create additional value from our proved and unproved properties and to increase our financial flexibility, and we may consider alternative sources of public or private investment in the company or its subsidiaries. For example, we are currently marketing an additional VPP transaction which we expect, if completed, will generate proceeds to us of approximately $450 million prior to year-end 2008. Additionally, we plan to market a fifth VPP transaction involving certain of our South Texas assets and we have resumed plans to sell either a minority interest in our non-Appalachian midstream natural gas business or specific midstream assets. Proceeds from a midstream transaction would be used to fund a portion of the costs associated with building the midstream infrastructure in various shale plays, primarily in the Haynesville Shale. While we believe that our cash flow from operations, cash on hand and other sources of liquidity will allow us to fully fund our operating and capital expenditure requirements, further deterioration of the economy and other factors could require us to fund these expenditures from further monetization transactions or other sources or further curtail our spending. Please read “Risk Factors” beginning on page 6 of this prospectus.

Our net debt as a percentage of total capitalization (total capitalization is the sum of net debt and stockholders’ equity) was 43% as of September 30, 2008 and 47% as of December 31, 2007. The average maturity of our long-term debt is over eight years with an average interest rate of approximately 5.4%. No scheduled principal payments are required under our senior notes until 2013 when $864 million is due.

For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, both of which are incorporated herein by reference.

Midstream restructuring and midstream revolving bank credit facility

We recently transferred substantially all of our midstream assets outside of Appalachia to a group of existing and newly formed wholly owned subsidiaries, which we refer to as our “midstream subsidiaries.” The midstream subsidiaries, their parent, Chesapeake Midstream Partners, L.P., and its principal operating subsidiary, Chesapeake Midstream Operating, L.L.C., were each designated as unrestricted subsidiaries under Chesapeake’s indentures and revolving bank credit facility and were released from their guarantee obligations under Chesapeake’s indentures, revolving bank credit facility and secured hedging facilities.

On October 16, 2008, Chesapeake Midstream Partners and Chesapeake Midstream Operating entered into a $460 million revolving bank credit facility. The midstream revolving bank credit facility is secured by substantially all of the assets of and guaranteed by the midstream subsidiaries. The midstream revolving bank credit facility matures in October 2013, has initial availability of $460 million and may be expanded up to $750 million at the option of Chesapeake Midstream Partners, subject to additional bank participation. Chesapeake Midstream Partners plans to utilize the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with Chesapeake’s drilling program and for general corporate purposes related to its midstream operations. The midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

Marcellus Shale joint venture

On November 24, 2008, we entered into a joint venture with a U.S. subsidiary of StatoilHydro ASA, or StatoilHydro, under which StatoilHydro acquired a 32.5% interest in our Marcellus Shale assets in Appalachia for $3.375 billion, leaving us with a 67.5% working interest in those assets. The assets include approximately 1.8 million net acres of leasehold, of which StatoilHydro owns approximately 600,000 net acres and Chesapeake owns approximately 1.2 million net acres. StatoilHydro paid us $1.25 billion in cash at closing, which we anticipate using for general corporate purposes, and will pay a further $2.125 billion from 2009 to 2012 by funding 75% of our 67.5% share of drilling and completion expenditures until the $2.125 billion obligation has been funded. StatoilHydro will have the right to a 32.5% participation in any additional leasehold acquired by Chesapeake in the Marcellus Shale play. Additionally, Chesapeake and StatoilHydro are evaluating opportunities for an international strategic alliance to jointly explore unconventional natural gas opportunities worldwide.

Exchanges of convertible notes for common stock

Since September 30, 2008, we have privately exchanged, pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, $764,569,000 in aggregate principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 23,913,203 shares of our common stock.

RISK FACTORS

Risks Related to Our Business

Natural gas and oil prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the natural gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of natural gas and oil;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices would not only reduce revenue, but could reduce the amount of natural gas and oil that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, natural gas and oil prices do not necessarily move in tandem. Because approximately 93% of our reserves at September 30, 2008 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of September 30, 2008, we had long-term indebtedness of approximately $14.3 billion, with $3.474 billion of outstanding borrowings drawn under our revolving bank credit facility. Our net indebtedness represented 43% of our total book capitalization at September 30, 2008. As of December 5, 2008, we had approximately $13.8 billion of long-term indebtedness outstanding, with $3.474 billion outstanding under our revolving bank credit facility and $263 million outstanding under Chesapeake Midstream Operating’s midstream revolving bank credit facility. See “Capitalization.”

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and

•

changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility.

We may incur additional debt, including secured indebtedness, or issue additional series of preferred stock in order to develop our properties and make future acquisitions. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved and our performance at the time we need capital.

Chesapeake Midstream Operating’s midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might be required to provide the lenders with additional collateral.

The current financial crisis may have impacts on our business and financial condition that we cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. Although we believe we have developed an operating and capital budget for 2009 and 2010 that will allow us to fund our business with internally generated cash flow, our cash flow from operations, our revolving bank credit facility and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Our ability to access the capital markets has been restricted as a result of this crisis and may continue to be restricted at a time when we would like, or need, to raise capital. The financial crisis may also limit the number of participants in our proposed asset monetization transactions or reduce the values we are able to realize in those transactions, making these transactions uneconomic or harder or impossible to consummate. The economic situation could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or lower prices for natural gas and oil, or both, which could have a negative impact on our revenues.

Additionally, due to the current financial crisis, decreases in natural gas prices and concerns about an over supply of natural gas in the U.S. market, we and other exploration and production companies significantly curtailed leasehold acquisition efforts during September and October of 2008. As a result, we have entered into negotiations with several significant leaseholders seeking to re-negotiate terms with these leaseholders which we anticipate would involve our acquiring the leasehold in question at reduced prices. Some leaseholders may agree to accept Chesapeake common stock for some or all of the consideration, and we have filed a Registration Statement with the SEC of which this prospectus is a part registering 25,000,000 shares of common stock, some or all of which we may use for this purpose.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Beginning in late 2007, we have also engaged in significant asset monetization transactions. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets, and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. We may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 36% of our total estimated proved reserves (by volume) at December 31, 2007 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 28% from 2008 to 2009. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Competition in the natural gas and oil industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of natural gas and oil development, exploitation, exploration, acquisition and production. We face intense competition from both major and other independent natural gas and oil companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our natural gas and oil properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus contains and incorporates by reference estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2007, approximately 36% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values included or incorporated by reference in this prospectus represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2007 present value is based on weighted average natural gas and oil wellhead prices of $6.19 per mcf of natural gas and $90.58 per barrel of oil. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our growth during the past few years is due in large part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future natural gas and oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface or environmental problems that may exist or arise. As a result of these factors, the purchase price we pay to acquire natural gas and oil properties may exceed the value we realize.

We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. When we make entity acquisitions, we may have transferee liability that is not fully indemnified. Our acquisition of Columbia Natural Resources, LLC (“CNR”) in November 2005 was made subject to claims that are covered in part by the indemnification of a prior owner, NiSource Inc. NiSource and Chesapeake are co-defendants in a class action lawsuit brought by royalty owners in West Virginia in which the jury returned a verdict in January 2007 awarding plaintiffs $404 million, consisting of $134 million in compensatory damages and $270 million in punitive damages. On October 22, 2008, the parties in this matter entered into a settlement agreement providing for the establishment of a settlement fund of $380 million. Chesapeake’s share is approximately $41 million. Chesapeake is a defendant in other cases involving acquired companies where it may have no, or only limited, indemnification rights. In any such actions we could incur significant liability.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in, including the recently announced discoveries in Louisiana and Oklahoma, may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the prices for natural gas and oil at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in natural gas and oil prices from current levels, or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against future earnings.

Our hedging activities may reduce the realized prices received for our natural gas and oil sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

All but three of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties’ mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging natural gas and oil properties, rather than posting cash or letters of credit with the counterparties. Future collateral requirements are uncertain, however, and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower natural gas and oil prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments. Currently both are $3.5 billion, although one lender, Lehman Brothers Commercial Bank, did not fund approximately $11 million of its share (2.1%) of our borrowings under the facility in the third quarter of 2008, and we do not expect that it would fund any future borrowings following repayment of current amounts borrowed. The borrowing base is determined periodically at the discretion of the banks and is based in part on natural gas and oil prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. Currently, we are permitted to incur additional indebtedness under both debt incurrence tests. Lower natural gas and oil prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

In addition, studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. The U.S.

Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, at least nine states in the Northeast and five states in the West have developed initiatives to regulate emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The U.S. Environmental Protection Agency is separately considering whether it will regulate greenhouse gases as “air pollutants” under the existing federal Clean Air Act. Passage of climate control legislation or other regulatory initiatives by Congress or various states in the U.S. or the adoption of regulations by the EPA or analogous state agencies that regulate or restrict emissions of greenhouse gases including methane or carbon dioxide in areas in which we conduct business could have an adverse effect on our operations and demand for our products.

A portion of our natural gas and oil production may be subject to interruptions that could temporarily adversely affect our cash flow.

A portion of our regional natural gas and oil production may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or intentionally as a result of market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Risks Related to an Investment in Our Common Stock

The price of our common stock may be adversely affected by the issuance and sale of our common stock or by the perception that such issuances and sales may occur.

We cannot predict the size of future issuances or sales of our common stock, including those made in respect of our acquisition of assets, businesses or securities of other companies, or the effect, if any, that such issuances or sales may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock or the announcement that such issuances and sales may occur, could adversely affect the market price of our common stock.

USE OF PROCEEDS

The common stock offered hereby will be issued in connection with the acquisition of assets (including mineral interests), businesses or securities of other companies that we or one of our subsidiaries may make from time to time. Accordingly, we do not expect to receive any cash proceeds when we offer and issue the common stock offered by this prospectus.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2008:

•	on a historical basis;

•

on a pro forma basis as of December 5, 2008 to reflect (1) the private exchanges pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended, consummated since September 30, 2008, of $764,569,000 in principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for 23,913,203 shares of our common stock and (2) the entry into a new $460 million revolving bank credit facility by our wholly-owned subsidiary, Chesapeake Midstream Operating, L.L.C., the making of borrowings of $263 million thereunder and the use of the proceeds of such borrowings for the working capital purposes of the midstream subsidiaries.

This table does not reflect our receipt of any cash proceeds from the shares offered hereby. This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, each of which is incorporated by reference herein.

	As of September 30, 2008
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$1,964	$1,964

Long-term debt:
Revolving bank credit facility	$3,474	$3,474
Midstream revolving bank credit facility	—	263
7.500% Senior Notes due 2013	364	364
7.625% Senior Notes due 2013	500	500
7.000% Senior Notes due 2014	300	300
7.500% Senior Notes due 2014	300	300
6.375% Senior Notes due 2015	600	600
6.625% Senior Notes due 2016	600	600
6.875% Senior Notes due 2016	670	670
6.250% Euro-denominated Senior Notes due 2017(1)	845	845
6.500% Senior Notes due 2017	1,100	1,100
6.250% Senior Notes due 2018	600	600
7.250% Senior Notes due 2018	800	800
6.875% Senior Notes due 2020	500	500
2.750% Contingent Convertible Senior Notes due 2035	690	451
2.500% Contingent Convertible Senior Notes due 2037	1,650	1,378
2.250% Contingent Convertible Senior Notes due 2038	1,380	1,126
Interest rate derivatives	62	62
Discount on senior notes	(90)	(90)

Total long-term debt	$14,345	$13,843
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 2,095,615 shares issued and outstanding, entitled in liquidation to $209 million	209	209
4.50% Cumulative Convertible Preferred Stock, 2,558,900 shares issued and outstanding, entitled in liquidation to $256 million	256	256
6.25% Mandatory Convertible Preferred Stock, 143,768 shares issued and outstanding, entitled in liquidation to $36 million	36	36
4.125% Cumulative Convertible Preferred Stock, 3,033 shares issued and outstanding, entitled in liquidation to $3 million	3	3
5.00% Cumulative Convertible Preferred Stock (Series 2005), 5,000 shares issued and outstanding, entitled in liquidation to $1 million	1	1
Common Stock, $0.01 par value, 750,000,000 shares authorized, 581,895,542 shares (605,808,745 shares pro forma) issued and outstanding	6	6
Paid-in capital	10,257	10,738
Other equity	5,639	5,805

Total stockholders’ equity	$16,407	$17,054

Total capitalization	$30,752	$30,897

(1)	The principal amount shown is based on the dollar/euro exchange rate of $1.4081 to €1.00 as of September 30, 2008.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Common Stock
	High	Low
Fiscal year ended December 31, 2008:
Fourth Quarter (through December 8, 2008)	$35.46	$9.84
Third Quarter	74.00	31.15
Second Quarter	68.10	45.25
First Quarter	49.87	34.42

Fiscal year ended December 31, 2007:
Fourth Quarter	$41.19	$34.90
Third Quarter	37.55	31.38
Second Quarter	37.75	30.88
First Quarter	31.83	27.27

Fiscal year ended December 31, 2006:
Fourth Quarter	$34.27	$27.90
Third Quarter	33.76	28.06
Second Quarter	33.79	26.81
First Quarter	35.57	27.75

On December 8, 2008, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $14.08 per share. On that date, there were approximately 1,860 holders of record. We believe we have approximately 460,000 beneficial owners of our common stock.

DIVIDEND POLICY

The following table sets forth the amount of dividends per share declared on our common stock during the two years ended December 31, 2007 and the first three quarters of 2008:

	2008	2007	2006
First Quarter	$0.0675	$0.060	$0.050
Second Quarter	0.075	0.0675	0.060
Third Quarter	0.075	0.0675	0.060
Fourth Quarter	—	0.0675	0.060

The payment of future cash dividends is subject to the discretion of our Board of Directors and will depend upon, among other things, our financial condition, our funds from operations, the level of our capital and development expenditures, our future business prospects, contractual restrictions to which we are subject, our stock price and other factors considered relevant by our Board of Directors.

In addition, our revolving bank credit facility and the indentures governing certain of our senior notes contain restrictions on our ability to declare and pay cash dividends. Under the revolving bank credit facility and these indentures, we may not pay any cash dividends on our common or preferred stock if an event of default has occurred. Additionally, these indentures restrict cash dividends if we have not met one of two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of September 30, 2008, our coverage ratio for purposes of the debt incurrence test under the applicable indentures was approximately 7.69 to 1, compared to a minimum of 2.25 to 1 required in such indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required by the second debt incurrence test in these indentures, by more than $5.3 billion.

The certificates of designation for our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005B), our 4.125% Cumulative Convertible Preferred Stock and our 6.25% Mandatory Convertible Preferred Stock prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. The following description is only a summary and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of December 5, 2008, there were 605,575,357 shares of common stock outstanding and 92,628,296 shares of common stock reserved for issuance under our convertible securities and equity incentive plans.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Preferred Stock

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. As of December 5, 2008, our authorized preferred stock consisted of shares that are:

•	unissued and undesignated as to series; and

•

issued and designated as 4.125% Cumulative Convertible Preferred Stock, 5.00% Cumulative Convertible Preferred Stock (Series 2005), 4.50% Cumulative Convertible Preferred Stock, 5.00% Cumulative Convertible Preferred Stock (Series 2005B), and 6.25% Mandatory Convertible Preferred Stock.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions could delay or prevent entirely a merger or acquisition that our shareholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. Following is a description of the anti-takeover effects of certain provisions of our certificate of incorporation and of our bylaws.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•

any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Calling of Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by the chairman of the board or by the president or secretary, at the request, in writing, of a majority of the directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary. Nominations of persons for election to the board of directors of the corporation may only be made at an annual meeting of shareholders.

Generally, to be timely, a shareholder’s notice must be delivered to our secretary 90 to 120 days before the first anniversary of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice and describe in detail the information that a shareholder must provide about itself and its nominees. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law and our certificate of incorporation, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. Our bylaws contain provisions for managing a written consent campaign by shareholders, including the provision that the company will hire an independent inspector of elections to review the validity of written consents and that action by written consent would not be declared effective until the independent inspector certifies that the minimum number of consents has been received. There is also a detailed provision for determining a record date for action by written consent.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock and preferred stock.

PLAN OF DISTRIBUTION

This prospectus covers securities that we may issue in connection with the acquisition of assets (including mineral interests), businesses or securities of other companies that we or one of our subsidiaries may make from time to time. In addition to delivering shares of common stock offered hereby, we may use additional forms of consideration in connection with these acquisitions. Such additional consideration may consist of any consideration permitted by applicable law, including without limitation the payment of cash, the issuance of a note or other form of indebtedness, assumption of liabilities or any combination of these items.

We expect to determine the terms of these acquisitions through negotiations between our representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. We expect that the value of the common stock we may issue in any such acquisition will be based upon or reasonably related to the current market value thereof. Such value will be determined either when the terms of the negotiation are tentatively or finally agreed to, when the acquisition is completed, when we issue the securities or during some other negotiated period. We will pay all expenses of any offerings under this prospectus. We do not expect to pay any underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in connection with certain acquisitions. Any person receiving a finder’s fee or broker’s commission may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The shares of common stock offered hereby will be registered under the Securities Act and will be freely transferrable under the Securities Act, except that shares of common stock issued to any person who is deemed to be an affiliate of Chesapeake may only be sold in accordance with Rule 144 under the Securities Act. We are not hereby registering the resale of any such shares. In an effort to maintain an orderly market in our securities or for other reasons, we may negotiate agreements with persons receiving securities covered by this prospectus that will limit the number of securities that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act. We may also determine to waive any such agreements without public notice.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a Registration Statement on Form S-4 relating to the securities covered by this prospectus. This prospectus is a part of the Registration Statement and does not contain all the information in the Registration Statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may view a copy of the Registration Statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents filed with the SEC pursuant to the Exchange Act, are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the portions of our Proxy Statement on Schedule 14A filed on April 29, 2008 that are incorporated therein;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

•

our Current Reports on Form 8-K filed on January 4, 2008, January 24, 2008, March 20, 2008, March 26, 2008, April 1, 2008, April 16, 2008, April 18, 2008, May 12, 2008, May 23, 2008, May 27, 2008, May 29, 2008, June 4, 2008, June 11, 2008, June 12, 2008, July 8, 2008, July 9, 2008, July 14, 2008, July 15, 2008, July 22, 2008, August 1, 2008, August 14, 2008, August 25, 2008, September 9, 2008, September 23, 2008, October 1, 2008, October 27, 2008, October 31, 2008, November 7, 2008, November 17, 2008, November 25, 2008 and December 5, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•	our Registration Statement on Form 8-B (File No. 001-13726) filed on December 12, 1996, as amended by our Current Report on Form 8-K filed on March 26, 2008.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Corporate Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than statements of historical fact and provide our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, budgeted capital expenditures, asset monetization plans, expected natural gas and oil production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward–looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You can find a discussion of some of the factors that could cause actual results to differ materially from expected results under “Risk Factors” beginning on page 6 of this prospectus. These factors include, among others:

•	the volatility of natural gas and oil prices;

•	the availability of capital on an economic basis to fund our drilling and leasehold acquisition programs, including through planned asset monetization transactions;

•	our ability to replace reserves and sustain production;

•	our level of indebtedness;

•	the impact of the current financial crisis on our ability to raise capital;

•	the risk that lenders under our revolving credit facilities will default in funding borrowings as requested;

•	the ability and willingness of counterparties to our commodity derivative contracts to perform their obligations;

•	the ability and willingness of our joint venture partners to fund their obligations to pay a portion of our future drilling and completion costs;

•	a contraction in the demand for natural gas in the U.S. as a result of deteriorating general economic conditions;

•	the strength and financial resources of our competitors;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves, projecting future rates of production and the timing of development expenditures;

•	uncertainties in evaluating natural gas and oil reserves of acquired properties and associated potential liabilities;

•	unsuccessful exploration and development drilling;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	lower prices realized on natural gas and oil sales and collateral required to secure hedging liabilities resulting from our commodities price risk management activities;

•	lower natural gas and oil prices negatively affecting our ability to borrow;

•	drilling and operating risks;

•	adverse effects of governmental and environmental regulation; and

•	losses from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information” beginning on page 21 of this prospectus.

LEGAL MATTERS

The validity of common stock offered by this prospectus will be passed upon for us by Commercial Law Group, P.C., Oklahoma City, Oklahoma and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger Data and Consulting Services, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 1031 of the Oklahoma General Corporation Act, under which Chesapeake is incorporated, authorizes the indemnification of directors and officers under certain circumstances. Article VIII of the Certificate of Incorporation of Chesapeake and Article VI of the Bylaws of Chesapeake also provide for indemnification of directors and officers under certain circumstances. These provisions, together with Chesapeake’s indemnification obligations under individual indemnity agreements with its directors and officers, may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, Chesapeake maintains insurance, which insures its directors and officers against certain liabilities.

The Oklahoma General Corporation Act provides for indemnification of each of Chesapeake’s officers and directors against (a) expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of Chesapeake, or of any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, other than an action by or in the right of Chesapeake. To be entitled to indemnification, the individual must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Chesapeake, and with respect to any criminal action, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful and (b) expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of Chesapeake brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of Chesapeake, or any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, provided the actions were in good faith and were reasonably believed to be in or not opposed to the best interest of Chesapeake, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged liable to Chesapeake, unless and only to the extent that the court in which such action was decided has determined that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Article VIII of Chesapeake’s Certificate of Incorporation provides for indemnification of Chesapeake’s directors and officers. The Oklahoma General Corporation Act also permits Chesapeake to purchase and maintain insurance on behalf of Chesapeake’s directors and officers against any liability arising out of their status as such, whether or not Chesapeake would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

Chesapeake has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, Chesapeake will pay on behalf of the indemnitee any amount which he is or becomes legally obligated to pay because of (a) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of Chesapeake or an affiliate or (b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of Chesapeake or an affiliate or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which Chesapeake would be obligated to make under an indemnification agreement could include damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. Chesapeake also provides liability insurance for each of its directors and executive officers.

Item 21.	Exhibits.

See “Index to Exhibits” attached to this Registration Statement which is incorporated herein by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registrations statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) That portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows:

(i) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is issued in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This included information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that it was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on this 9th day of December, 2008.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ AUBREY K. MCCLENDON
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the date indicated.

* Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	December 9, 2008

/s/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 9, 2008

* Michael A. Johnson	Senior Vice President – Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	December 9, 2008

* Richard K. Davidson	Director	December 9, 2008

* V. Burns Hargis	Director	December 9, 2008

* Frank Keating	Director	December 9, 2008

* Breene M. Kerr	Director	December 9, 2008

* Charles T. Maxwell	Director	December 9, 2008

* Merrill A. Miller, Jr.	Director	December 9, 2008

* Donald L. Nickles	Director	December 9, 2008

* Frederick B. Whittemore	Director	December 9, 2008

*	The undersigned is signing and executing this registration statement on behalf of each officer and director named above pursuant to a Power of Attorney granted by each such officer and director, which has been filed with the Securities and Exchange Commission.

/S/ MARCUS C. ROWLAND
Marcus C. Rowland Attorney-in-fact

INDEX TO EXHIBITS

3.1.1	Chesapeake’s Restated Certificate of Incorporation, as amended (incorporated herein by reference to Exhibit 3.1.1 to Chesapeake’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006).

3.1.2	Certificate of Designation of 4.125% Cumulative Convertible Preferred Stock, as amended (incorporated herein by reference to Exhibit 3.1.3 to Chesapeake’s quarterly report on Form
10-Q for the fiscal quarter ended June 30, 2008).

3.1.3	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005B), as amended (incorporated herein by reference to Exhibit 3.1.4 to Chesapeake’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2008).

3.1.4	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005), as amended (incorporated herein by reference to Exhibit 4.1.6 to Chesapeake’s registration statement on Form S-8 filed June 18, 2008).

3.1.5	Certificate of Designation of 4.5% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1.6 to Chesapeake’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008).

3.1.6	Certificate of Designation of 6.25% Mandatory Convertible Preferred Stock, as amended (incorporated herein by reference to Exhibit 3.1.7 to Chesapeake’s annual report on Form 10-K for the fiscal year ended December 31, 2007).

3.2	Chesapeake’s Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to Chesapeake’s current report on Form 8-K filed November 17, 2008).

5.1*	Opinion of Commercial Law Group, P.C.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Netherland, Sewell & Associates, Inc.

23.3*	Consent of Data and Consulting Services Division of Schlumberger Technology Corporation.

23.4*	Consent of Lee Keeling and Associates, Inc.

23.5*	Consent of Ryder Scott Company, L.P.

23.6*	Consent of LaRoche Petroleum Consultants, Ltd.

23.7*	Consent of Commercial Law Group, P.C.

*	Previously filed with Registration Statement on Form S-4, filed November 26, 2008.